UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [February] 2008

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated February 14, 2008. Attached is English language version of the notice.

The following table sets forth the summary of Sales or profit and loss change over 30% of the latest fiscal year of 2007 compare to the previous fiscal year of 2006.

1.Details of changes (thousand KRW)		Current fiscal year	Previous fiscal year	Amount increased/ Decreased	Increase/ Decrease Rate (%)
- Sales		81,161,409	85,884,894	-4,723,485	-5.5
- Operating Income		1,720,593	-12,998,867	14,719,460	113.2
- Ordinary Income		705,260	-36,233,541	36,938,801	101.9
- Net Income		705,260	-36,233,541	36,938,801	101.9
- Applicability of Large-Scales Corporation		No

2. Financial Status (thousand KRW)		Current fiscal year		Previous fiscal year
- Total Assets		156,548,234		164,813,415
- Total Liabilities		71,249,652		78,632,531
- Total Shareholders’ Equity		85,298,582		86,180,884
- Capital Stock		18,387,350		18,387,350
- Total Shareholders’ Equity/Capital Stock Rate (%)		463.9		468.7
3.Main reason for changes in Sales or Profits and Losses		- Improvement of the profit by implementing cost saving measure and disposal of non-operating properties
4.Date of Board of Directors’ Resolution (Decision Date)		February 14, 2008
- Attendance of Outside Directors	Present (No)	2
	Absent (No)	1
- Attendance of Auditors (Members of Audit Committee)		Present
5. Other references concerning Investment Decisions		- The above figures are not confirmed by independent accountants and can be changed in the course of audit.
		• Relevant Disclosure: -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2008

By	/s/ Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and Acting CFO

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